UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

ACQUISITION OF PART OF OI UPI MOBILE ASSETS

Telefônica Brasil S.A. (“Company”), in the form and purposes of CVM Resolution No. 44/2021, in continuity to the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, April 13, 2022, April 20, 2022, August 4, 2022, and August 15, 2022, hereby informs its shareholders and the market in general that, on September 17, 2022, the Company, jointly with Claro S.A. and TIM S.A. (“Buyers”), notified Oi S.A. – In Judicial Recovery (“Seller”), in the terms of the Contract of Purchase and Sale of Shares and Other Covenants, signed on January 28, 2021, as amended (“Contract”), on (i) the calculation of post-closing price adjustment for the benefit of the Buyers (“Post-Closing Adjustment Notification”); and (ii) of known losses (as defined in the Contract) in respect of which the Buyers are entitled to indemnification against the Seller in the amount of R$353,269,064.87, out of this total, R$63,862,767.05 is attributable to the Company.

The Post-Closing Adjustment Notice presents values and calculations gathered with the support of a specialized company, based on the best analysis of the information received and understanding of the Contract, reaching the maximum amount of R$3,186,922,100.74 for the price adjustment benefiting the Buyers, part of which is guaranteed by the value withheld from the purchase price of UPI Mobile Assets in accordance with the Contract (“Price Adjustment”). Of the Adjustment Price reached, the amount attributable to the Company is equivalent to up to R$1,075,460,793.02, being up to R$488,458,781.03 guaranteed by its share of the Retained Amount under the Contract.

The definition of the Price Adjustment is subjected to a procedure of evaluation and manifestation by the Seller regarding its agreement or disagreement, as well as possible discussion, negotiation, and composition between the parties, or even the adoption of an arbitration procedure, all as provided in the Contract.

The Company will maintain its shareholders and the market in general duly informed, in accordance with the applicable regulations.

São Paulo, September 19, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 19, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director